FEDERATED HERMES ETF TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 16, 2021

Jeremy Esperon

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES ETF TRUST (the “Registrant”)

Federated Hermes Short-Term Corporate ETF

(to be renamed Federated Hermes Short Duration Corporate ETF)

Federated Hermes Short-Term High Yield ETF

(to be renamed Federated Hermes Short Duration High Yield ETF)

(each a “Fund” or collectively, the “Funds”)

1933 Act File No. 333-258934

1940 Act File No. 811-23730

Dear Mr. Esperon:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on November 2, 2021, regarding its correspondence filed on October 20, 2021 with respect to its initial Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 on behalf of the Funds filed on August 19, 2021. The Registrant looks forward to working with the Staff on completing its review of the Registration Statement to declare the Registration Statement effective on the earliest date possible. The Registrant appreciates the Staff’s willingness to assist the Registrant in attempting to achieve its effective date.

The Registrant notes that, in its further review of the Funds to resolve Staff comments, a difference was noted between the Funds with respect to disclosure regarding investments in other investment companies. Changes have been made to align the Funds and the Registrant wishes to advise the Staff of these revisions which are not related to Staff comments.

Unless otherwise noted below, the Registrant’s responses apply to both of the Funds.

COMMENT 1. General Comments

The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.

RESPONSE:

The Registrant understands and confirms its responsibility.

Prospectus

COMMENT 2. Prospectus - Risk/Return Summary: Fees and Expenses

With respect to original Comment 8, the Staff reiterates its position that Footnote 1 to the fee table is neither permitted nor required by Form N-1A and notes that the Dormant Fee is disclosed later in the prospectus consistent with Item 12 of Form N-1A.

RESPONSE:

The Registrant will remove the noted footnote.

COMMENT 3. Prospectus - Risk/Return Summary: Fees and Expenses

With respect to original Comment 9, the Staff reiterates its position that Footnote 2 to the fee table describes the nature of the fee waivers and/or expense reimbursements as being entered into “on their own initiative” and “voluntary.” To avoid investor confusion, please delete these qualifications and limit the description of the waiver and/or expense reimbursement to the disclosure permitted or required by instruction 3.e. to Item 3. The Staff notes that the fee table should only reflect actual expenses and should be easy to understand.

RESPONSE:

The Registrant will remove the terms “on their own initiative,” “voluntary” and “While the Adviser and its affiliates currently do not anticipate terminating or increasing these arrangements prior to the Termination Date” from Footnote 2.

COMMENT 4. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

With respect to original Comment 13, the Staff asks the Registrant to remove the phrase “such as, for example” as provided in the Registrant’s original response so that the disclosure is specific about the types of derivative instruments that the Fund may use.

RESPONSE:

The Registrant will revise the noted disclosure as follows (additions bold and underlined):

“The Fund may use derivative contracts, in particular, futures contracts, option contracts and swap contracts, to implement its investment strategies.”

COMMENT 5. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

With respect to original Comment 18, the Staff reiterates the comment and asks that the last sentence of the original comment (underlined below) be added to the Registrant’s proposed disclosure.

Under “Cash Transactions Risk,” please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs, which could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent the costs are not offset by a transaction fee payable by an Authorized Participant.

RESPONSE:

The Registrant will add the following to each Fund’s “Cash Transactions Risk” under “Risk/Return Summary: What are the Main Risks of Investing in the Fund?”:

“As a result, an investment in the Fund may incur certain costs, including brokerage costs in connection with investing cash received and may recognize capital gains in connection with cash redemptions, unlike an ETF that effects creations and redemptions only in-kind. In addition, costs could be imposed on the Fund which would have the effect of decreasing the Fund’s net asset value to the extent the costs are not offset by a transaction fee payable by an Authorized Participant.”

COMMENT 6. Prospectus – Risk/Return Summary: Fund Management

With respect to original Comment 21, the Staff reiterates its comment that if the portfolio managers listed in this section will be jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, please make that clear. See instruction 2 to Item 5(b) of Form N-1A.

RESPONSE:

The Registrant reiterates that it believes the current disclosure in the summary prospectus is in compliance with the instruction as information in response to this Item is included with respect to each portfolio manager. In addition, the Registrant supplementally notes that the disclosure in response to Item 9 of Form N-1A under “Portfolio Management Information” clarifies each portfolio manager’s role with respect to the day-to-day management of the Fund’s portfolio.

COMMENT 7. Prospectus – What are the Specific Risks of Investing in the Fund?

With respect to original Comment 29, the Staff notes that “LIBOR Risk,” is currently disclosed in the SAI of each Fund. Is it accurate that LIBOR Risk is a non-principal risk factor for the Federated Hermes Short-Term High Yield ETF or should it be moved to the prospectus given the nature of the Fund’s investments?

RESPONSE:

The Registrant will move LIBOR Risk to the prospectus of the Fund and will add a summary risk factor to the summary section.

Statement of Additional Information (“SAI”)

COMMENT 8. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations

With respect to original Comment 32, the Staff reiterates its comment to elaborate on each Fund’s investment policies by including an explanation of what is permissible under such provisions. Such explanations may be disclosed separately from the fundamental restrictions. For example, each Fund states that it will “not borrow money, except as permitted under the 1940 Act” but does not state what is permitted. The Staff is seeking a disclosure approach that provides explanatory disclosure reflecting what is permissible.

RESPONSE:

The Registrant will add the following disclosure under “Additional Information”:

“As a matter of non-fundamental investment policy regarding certain of the Fund’s investment restrictions, please note the following additional information.

“Senior securities” are defined as fund obligations that have a priority over the fund’s shares with respect to the payment of dividends or the distribution of fund assets. The 1940 Act prohibits a fund from issuing any class of senior securities or selling any senior securities of which it is the issuer, except that the Fund is permitted to borrow from a bank, subject to certain limitations. In applying the borrowing limitation, in accordance with Section 18(f)(1) of the 1940 Act and current SEC rules and guidance, the Fund is permitted to borrow money, directly or indirectly, provided that immediately after any such borrowing, the Fund has asset coverage of at least 300% for all of the Fund’s borrowings.

Under the federal securities and commodities laws, certain financial instruments such as futures contracts and options thereon, including currency futures, stock index futures or interest rate futures, and certain swaps, including currency swaps, interest rate swaps, swaps on broad-based securities indices, and certain credit default swaps, may, under certain circumstances, also be considered to be commodities. Nevertheless, the 1940 Act does not prohibit investments in physical commodities or contracts related to physical commodities. The Fund is permitted to invest in futures contracts and related options on these and other types of commodity contracts for hedging purposes, to implement tax or cash management strategies, or to enhance returns.

In applying the Fund’s underwriting restriction, the Fund may engage in the business of underwriting securities issued by others to the extent that the Fund may be deemed to be an underwriter in connection with the disposition of portfolio securities.

Although the 1940 Act does not prohibit a fund from making loans, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets, except through the purchase of debt obligations or the use of repurchase agreements. The Fund is also authorized to lend portfolio securities under the conditions and restrictions described in the Fund’s Prospectus and/or SAI.”

COMMENT 9. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations

With respect to original Comment 34, the Staff reiterates its position to disclose that the Fund will consider the investments of other investment companies in which it invests when determining compliance with its own concentration policy. Each Fund should be looking-through to the concentration positions of both affiliated and non-affiliated underlying funds. The following disclosure should be added to each Fund:

“The Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy to the extent that the Fund has sufficient information about such investments.”

RESPONSE:

In response to the Staff’s comment, and while the Registrant appreciates the Staff’s view, the Registrant respectfully believes that each Fund’s disclosure and monitoring procedures comply with applicable legal requirements, including applicable SEC staff guidance, and are consistent with common industry practice. Additionally, the Registrant is not aware of any SEC requirement to “look through” underlying investment companies in which the Funds invest for purposes of administering their concentration policies. However, with respect to investments in underlying affiliated funds, the Registrant confirms that the Fund can and will look through investments in such affiliated funds when determining compliance with its concentration policy.

With respect to investments in underlying unaffiliated funds, however, the Funds do not currently have access to the individual holdings of such unaffiliated funds products in order to be able to apply a “look through” to effectively determine an unaffiliated fund’s industry concentration. To the extent that the Funds determine that an investment in an underlying investment company exposes the Funds to a material risk, including significant exposure to a particular industry or group of industries, the Funds will take steps intended to ensure that they have appropriate risk disclosure relating to that investment. Therefore, the Registrant respectfully declines to revise the disclosure to indicate that the Funds will look through to the investments of all underlying funds for purposes of industry concentration and affirms that the Funds will continue to look through to the investments only of underlying affiliated funds and concentrated portfolios.

Federated Hermes Short-Term High Yield ETF Prospectus and SAI

COMMENT 10. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

With respect to original Comment 43, the Staff reiterates its comment to add corresponding disclosure regarding ABS to the description of the Fund’s principal strategies.

RESPONSE:

The Registrant will add the following sentence to the Fund’s summary and statutory investment strategy disclosure:

“The Fund may also invest in collateralized loan obligations (CLOs), a type of asset-backed security.”

COMMENT 11. Prospectus - What are the Fund’s Principal Investments?

With respect to original Comment 46, the Staff notes that the Fund is intending to go effective before the compliance date of Rule 12d1-4. Will there be a complex-wide sticker addressing the impact of the rule or will disclosure be added only in fund updates? In addition, what if the Fund makes a significant investment in other investment companies before the compliance date of the rule? The Registrant’s response should consider the extent to which the Fund investment strategy relies on investments in an underlying fund rather than how such an investment impacts the portfolio.

RESPONSE:

The Registrant will add the following disclosure to the Fund under “Investing in Securities of Other Investment Companies”:

“Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies. The Fund intends to limit its investments in other investment companies, including private funds, to 10% or less. Registered investment companies are permitted to invest in the Fund beyond the limits set forth in Section 12(d)(1) subject to certain terms and conditions set forth in SEC rules or in an SEC exemptive order issued to the registered investment company or its investment adviser. In order for a registered investment company to invest in shares of the Fund beyond the limitations of Section 12(d)(1), the registered investment company must enter into an agreement with the Fund.”

Part C – Additional Information

COMMENT 12. Part C – Item 28 (a)(1)

With respect to original Comments 52, 53, and 54, the Staff is not persuaded by the Registrant’s original response and emphasizes that responses to these comments are critical to the Staff’s ability to declare the Registrant and its Funds effective.

The Staff is requesting that the Registrant amend its Amended and Restated Agreement and Declaration of Trust and add Prospectus disclosure in reiterating its comments as noted below. The Staff also noted that similar disclosure revisions were made in the registrations of Dimensional ETF Trust (333-239440), BNY Mellon Alcentra Opportunistic Global Credit Income Fund (333-254957), and MainStay CBRE Global Infrastructure Megatrends Fund (333-255283).

1.	With respect to the provisions in Article VI, Section 6 of the Trust’s Amended and Restated Agreement and Declaration of Trust regarding derivative actions:
a)	Revise subparagraph (b), the last sentence of subparagraph (c) (regarding shareholders’ undertaking to reimburse the Trust), and subparagraphs (d) and (e) to state that the provisions do not apply to claims arising under federal securities laws.
b)	Disclose in an appropriate place in the prospectus the provisions applicable to the bringing of derivative actions and identify those provisions that do not apply to claims arising under the federal securities laws as noted above.

2.	Revise Article X, Section 5(b) of the Trust’s Amended and Restated Agreement and Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.
3.	Disclose in an appropriate location in the prospectus that shareholders waive the right to a jury trial, as is stated in Article X, Section 5(b).

RESPONSE:

The Registrant will amend its Amended and Restated Declaration of Trust to incorporate the Staff’s comments regarding as follows:

With respect to Article VI, Section 6, the Registrant has added the following to its Amended and Restated Declaration of Trust:

Section 6 (b), the last sentence of subparagraph (c) (regarding shareholders’ undertaking to reimburse the Trust), and subparagraphs (d) and (e) will not apply to claims arising under the federal securities laws to the extent that any such federal laws, rules or regulations, do not permit such application.

With Respect to Article X, Section 5(b), the Registrant has added the following to its Amended and Restated Declaration of Trust: This Section 5(b) will not apply to claims arising under the federal securities laws to the extent that any such federal laws, rules or regulations, do not permit such application.

The Registrant will also add disclosure under a new section under “Account and Share Information – Declaration of Trust Provisions” to state the following:

The Board has adopted, and from time to time amends, an Amended and Restated Declaration of Trust for the Trust and the Fund. The Declaration of Trust places certain limitations on the ability of shareholders to bring derivative actions on behalf of the Trust. Such limitations include, but are not limited to, that generally at least 10% of shareholders must join a written demand of the Trustees to bring an action and that the Trustees may review and reject the demand after evaluation. The Fund's Declaration of Trust also places limitations on the forum in which claims against the Trust may be heard and includes a waiver of a jury trial. However, shareholders should be aware that they cannot waive their rights under the federal securities laws. Therefore, such limitations do not apply to claims asserted under the federal securities laws to the extent that any such federal laws, rules or regulations do not permit such application. A court may choose not to enforce these provisions.

Comment 13. SAI – How is the Fund Bought and Sold?

With respect to original Comment 55, the Chief Counsel’s Office has requested a call with representatives of the Registrant.

RESPONSE:

A call was held with the Chief Counsel’s Office on November 8, 2021, and the Registrant will update the second paragraph under “Acceptance of Orders for and Redemption of Creation Units” in each Fund’s SAI as follows (deletions stricken and additions bold and underlined):

“The Fund reserves the ~~absolute~~ right to reject or revoke acceptance of a creation order for any reason, provided that such action is not designed to broadly suspend sales of creation units. For example, the Fund may reject or revoke acceptance of a creation order, including, but not limited to, when ~~if~~ (i) the order is not in proper form; (ii) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (iii) the Deposit Securities delivered do not conform to the identity and number of Shares specified; (iv) ~~acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (v)~~ acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ~~(vi) acceptance of the Fund Deposit would, in the discretion of the Fund or Federated Hermes, have an adverse effect on the Fund or the rights of Beneficial Owners;~~ or (v~~ii~~) circumstances outside the control of the Fund, the Distributor and Federated Hermes make it impracticable to process purchase orders. Examples of such circumstances include acts of God; public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, facsimile and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust or Fund, Federated Hermes, the Distributor, DTC, the Fed, the Transfer Agent or any other participant in the creation process, and other extraordinary events. The Distributor shall notify a prospective purchaser of a Creation Unit and/or the Authorized Participant acting on behalf of such purchaser of the rejection or revocation of acceptance of such order. The Fund, the Custodian, ~~the~~ any subcustodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall any of them incur any liability for failure to give such notification.”

Federated Hermes Short-Term Corporate ETF - Prospectus

Comment 14. Prior Performance of Composite Accounts Similarly Managed by Adviser

Please state that the returns shown are net of all actual fees and expenses.

RESPONSE:

The Registrant has revised the disclosure as requested.

Questions on this letter or requests for additional information may be directed to me at (724) 720-8832 or Christina.Eifler@FederatedHermes.com.

Very truly yours,

/s/ Christina Eifler
Christina Eifler
Senior Paralegal